 ==============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 1998

                     --------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                     --------------------------------------

    [indicate by check mark whether the registrant files or will file annual reports
                      under cover Form 20-F or Form 40-F]

                   Form 20-F  X                Form 40-F  __

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

 ==============================================================================

                         PART 1. FINANCIAL INFORMATION

 ITEM 1.  FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements for the periods ended April 30, 1997 and December 31, 1997 included in the Company's Rule 424(b) Prospectus dated March 9, 1998 filed with the United States Securities and Exchange Commission. Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                DECEMBER 31,     MARCH 31,
                                                                    1997           1998
                                                                ------------    -----------
                                                                                (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.................................      $27,149        $ 88,878
  Accounts receivable.......................................        6,744          58,091
  Inventory.................................................        7,081           6,782
  Advances against auction contracts........................        1,261           4,250
  Prepaid expenses and deposits.............................        1,218           1,468
                                                                  -------        --------
                                                                   43,453         159,469
Fixed assets (note 2).......................................       27,007          34,999
                                                                  -------        --------
                                                                  $70,460        $194,468
                                                                  =======        ========
LIABILITIES AND EQUITY
Current liabilities:
  Auction proceeds payable..................................      $17,728        $ 81,352
  Accounts payable and accrued liabilities..................       17,131          25,774
  Current bank loans........................................          730             730
  Income taxes payable......................................        4,542           1,289
                                                                  -------        --------
                                                                   40,131         109,145
Bank term loans.............................................        4,623           4,382
                                                                  -------        --------
                                                                   44,754         113,527
SHAREHOLDERS' EQUITY
  Share capital (note 3)....................................       10,866          62,777
  Retained earnings.........................................       16,958          20,335
  Foreign currency translation adjustment...................       (2,118)         (2,171)
                                                                  -------        --------
                                                                   25,706          80,941
                                                                  -------        --------
                                                                  $70,460        $194,468
                                                                  =======        ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS)
                                  (unaudited)

                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                ------------------------
                                                                   1997          1998
                                                                ----------    ----------
Auction revenues............................................    $   13,710    $   21,229
Direct expenses.............................................         2,325         3,567
                                                                ----------    ----------
                                                                    11,385        17,662
Expenses:
  Depreciation..............................................           550           600
  General and administrative................................         7,060        11,732
                                                                ----------    ----------
                                                                     7,610        12,332
                                                                ----------    ----------
Income from operations......................................         3,775         5,330
Other income (expenses):
  Interest expense..........................................          (225)         (741)
  Other.....................................................           160           323
                                                                ----------    ----------
                                                                       (65)         (418)
                                                                ----------    ----------
Income before income taxes..................................         3,710         4,912
Income taxes (note 4).......................................           570         1,535
                                                                ----------    ----------
Net income..................................................    $    3,140    $    3,377
                                                                ==========    ==========
Net income per share (note 5)...............................    $     0.25    $     0.24
                                                                ==========    ==========
Net income per share -- diluted (note 5)....................    $     0.25    $     0.24
                                                                ==========    ==========
Weighted average number of shares outstanding...............    12,715,667    13,991,833
                                                                ==========    ==========
Diluted weighted average number of shares outstanding.......    12,715,667    14,188,166
                                                                ==========    ==========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                           FOREIGN
                                                                          CURRENCY          TOTAL
                                                   SHARE     RETAINED    TRANSLATION    SHAREHOLDERS'
                                                  CAPITAL    EARNINGS    ADJUSTMENT        EQUITY
                                                  -------    --------    -----------    -------------
Balance, December 31, 1997....................    $10,866    $16,958       $(2,118)        $25,706
  Common shares issued........................     51,911      --           --              51,911
  Net income..................................      --         3,377        --               3,377
  Foreign currency translation adjustment.....      --         --              (53)            (53)
                                                  -------    -------       -------         -------
Balance, March 31, 1998.......................    $62,777    $20,335       $(2,171)        $80,941
                                                  =======    =======       =======         =======

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                                       1998
                                                                ------------------
Cash provided by (used in)
Operations:
  Net income................................................         $ 3,377
  Items not involving the use of cash
     Depreciation...........................................             600
  Changes in non-cash working capital:
     Accounts receivable....................................         (51,347)
     Inventory..............................................             299
     Advances against auction contracts.....................          (2,989)
     Prepaid expenses and deposits..........................            (250)
     Auctions proceeds payable..............................          63,624
     Accounts payable and accrued liabilities...............           8,643
     Income taxes payable...................................          (3,253)
  Foreign currency translation adjustment...................             (53)
                                                                     -------
                                                                      18,651
Financing:
  Issuance of share capital, net of issue costs.............          51,911
  Bank loans................................................            (241)
                                                                     -------
                                                                      51,670
Investments:
  Fixed asset additions, net................................          (8,592)
                                                                     -------
Increase in cash and cash equivalents.......................          61,729
Cash and cash equivalents, beginning of period..............          27,149
                                                                     -------
Cash and cash equivalents, end of period....................         $88,878
                                                                     =======

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 1998
       (Information as at March 31, 1998 and for the three-month periods ended March 31, 1998 and 1997 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES:

(a) BASIS OF PRESENTATION:

     These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company") and its predecessor businesses. These predecessor businesses comprised the Ritchie Bros. Auctioneers group of companies and partnerships. A reorganization of the Company and its predecessor businesses (the "Reorganization") was completed in December 1997 and is described more fully in the consolidated financial statements and notes thereto included in the Company's rule 424(b) Prospectus dated March 9, 1998 filed with the United States Securities and Exchange Commission.

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Except as disclosed in note 6, these consolidated financial statements comply, in all material respects, with generally accepted accounting principles in the United States.

2.   FIXED ASSETS

     Fixed assets at December 31, 1997 are as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                              -------    ------------    --------
Land and improvements.....................................    $12,830       $  535       $12,295
Buildings.................................................     11,490        2,726         8,764
Automotive equipment......................................      3,947        1,002         2,972
Computer equipment........................................      1,384          433           951
Yard equipment............................................      2,320        1,082         1,238
Office equipment..........................................      1,454          874           580
Leasehold improvements....................................        225           18           207
                                                              -------       ------       -------
                                                              $33,677       $6,670       $27,007
                                                              =======       ======       =======

     Fixed assets at March 31, 1998 are as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                              -------    ------------    --------
Land and improvements.....................................    $19,285       $  645       $18,640
Buildings.................................................     12,597        2,671         9,926
Automotive equipment......................................      4,630        1,243         3,387
Computer equipment........................................      1,392          496           896
Yard equipment............................................      2,088          908         1,180
Office equipment..........................................      1,669          885           784
Leasehold improvements....................................        209           23           186
                                                              -------       ------       -------
                                                              $41,870       $6,871       $34,999
                                                              =======       ======       =======

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 1998
       (Information as at March 31, 1998 and for the three-month periods ended March 31, 1998 and 1997 is unaudited)

3.   SHARE CAPITAL:

     SHARES ISSUED:

     In March 1998, the Company issued 3,335,000 common shares in connection with its initial public offering. Net proceeds raised from the offering, after deducting underwriting commissions and other direct costs, were $51.9 million.

4.   INCOME TAXES:

     For the three months ended March 31, 1997, not all income earned by the Group was subject to tax as, during the period prior to the Reorganization, many of the Company's predecessor entities were partnerships and not subject to corporate income tax.

5.   NET INCOME PER SHARE:

     Net income per share has been calculated based on the weighted average number of shares outstanding after giving retroactive effect to the 12,715,667 common shares issued on the Reorganization.

6.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the United States Securities and Exchange Commission.

     Material differences to the consolidated financial statements and related notes of the Company are as follows:

(a) CONSOLIDATED STATEMENT OF CASH FLOWS:

     United States accounting principles require the following supplementary information be presented to a statement of cash flows:

                                                                MARCH 31,
                                                                  1998
                                                                ---------
Interest paid...............................................     $  735
Income taxes paid...........................................     $4,415

(b) NET INCOME PER SHARE:

     Under United States generally accepted accounting principles, basic and diluted net income per share are the same as the corresponding basic and diluted net income per share computed under Canadian generally accepted accounting principles.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the three months ended March 31, 1998 compared to the three months ended March 31, 1997. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements thereto included in the Company's Rule 424(b) Prospectus dated March 9, 1998 filed with the United States Securities and Exchange Commission. Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31. Data for the three months ended March 31, 1997 is based on management estimates.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment, operating through over 50 locations, including 13 permanent auction sites and 8 regional auction units, in 13 countries in North America, Europe, Asia, Australia and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site.

     Income taxes reported in periods prior to the completion of the reorganization (as described in the Company's Rule 424(b) Prospectus dated March 9, 1998, the "Reorganization") in December 1997 are not indicative of taxes that would normally be incurred on reported income. Prior to the Reorganization, the majority of Ritchie Bros.' business operations was carried on by predecessor entities to the Company that were partnerships. Consequently, most of the income of the predecessor partnerships was included for income tax purposes in the income of the partner entities, many of which were not predecessor entities to the Company. As a result of the Reorganization, the Company is subject to income taxation in all relevant jurisdictions.

     Prior to the Reorganization the Company's general and administrative expense fluctuated significantly from period to period, primarily as a result of the amount and timing of profit distributions paid as bonuses to certain of the beneficial owners of the Company's predecessor entities. During this period, certain other beneficial owners were remunerated through profit distributions that did not result in charges against the

Company's income. The differences in timing, magnitude and characterization of remuneration will affect the quarter-to-quarter comparability of general and administrative expense as between the year ended December 31, 1997 and the year ending December 31, 1998, with some quarters reflecting increased expenses, and others reflecting decreased expenses.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

Auction Revenues

     Auction revenues of $21.2 million for the three months ended March 31, 1998 increased by $7.5 million, or 54.8%, from $13.7 million in the comparable period in 1997 due to increased gross auction sales. Average commission rates for both the 1998 and 1997 quarters of 9.33% were above the Company's longer-term average commission rate of 8.80%. Gross auction sales of $227.6 million for the three months ended March 31, 1998 increased by $80.7 million, or 55.0%, from $146.9 million in the comparable period in the 1997, primarily as a result of increased gross auction sales in the United States, Europe and the United Arab Emirates. Results for the 1998 period included significant gross auction sales for auctions held by the Company in Rotterdam, the Netherlands, Fort Worth, Texas, and Dubai, United Arab Emirates. No auction sales were held in the United Arab Emirates in the three-month period ending March 31,1997.

Direct Expenses

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in the conduct of the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site, and advertising costs specifically related to the auction. Direct expenses increased by $1.2 million for the three months ended March 31, 1998 compared to the same period in the prior year, reflecting increased costs from increased gross auction sales. As a percentage of gross auction sales, direct expenses were 1.57% for the three-month period ending March 31, 1998, virtually unchanged from the 1.58% rate experienced during the comparable period in 1997. As a percentage of gross auction sales, direct expenses incurred in both periods were lower than the longer-term average of 1.90% experienced by the Company, primarily due to several larger auctions being held during these periods, which resulted in certain efficiencies.

Depreciation Expense

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. In the three-month period ended March 31, 1998, depreciation increased by $0.05 million compared to the comparable period in the prior year, reflecting a moderate increase in investment in depreciable fixed assets. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed in keeping with the Company's growth strategy.

General and Administrative Expense

     General and administrative expense ("G&A") includes employee expenses, such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office and computer expenses. For the three months ended March 31, 1998, G&A increased by $4.7 million, or

66.2%, from the comparable period in the prior year. Certain components of G&A are not comparable on a period to period basis since the 1997 period reflects results prior to the Reorganization. The increase is primarily a result of increased employee compensation for the three months ended March 31, 1998 compared to the 1997 period, including accrued performance bonuses in recognition of the Company's strong earnings growth. The G&A increase also reflects an increased level of administrative infrastructure to support higher levels of gross auction sales.

Income from Operations

     Income from operations of $5.3 million in the three months ended March 31, 1998 increased by $1.5 million, or 41.2%, from $3.8 million in the comparable period in 1997. The increase is primarily attributable to more and larger auctions being held in the first three months of 1998 compared to 1997.

Interest Expense

     Interest expense includes bank charges and interest paid on term bank debt. Interest expense of $0.7 million for the three months ended March 31, 1998 increased by $0.5 million over the same period in 1997. The increase was primarily due to additional short-term bank debt incurred by the Company as a result of capital withdrawn in the course of the Reorganization. Management plans to partially finance the acquisition of additional permanent auction sites by incurring debt, which will result in an increase in interest expense in the future.

Other Income

     Other income arises from equipment appraisals performed by the Company and other miscellaneous sources, and increased by $0.2 million in the three-month period ended March 31, 1998 compared to the comparable period in 1997 due to recoveries of miscellaneous prior period charges.

Income Taxes

     Income taxes for the three months ended March 31, 1998 have been computed based on actual rates of tax that apply in each of the tax jurisdictions in which the company operates. The effective 31.3% rate of tax on net income for the three-month period in 1998 is lower than the rate the Company would normally expect for a full year period. Income taxes for the three months ended March 31, 1997 of $0.6 million are not meaningful since, during this period prior to the Reorganization, many of the Company's predecessor entities were partnerships not subject to corporate income taxation.

Liquidity and Capital Resources

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of the receipt of gross auction sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At March 31, 1998 and December 31, 1997, working capital was $50.3 million and $3.3 million, respectively. The increase in working capital of $47.0 million resulted primarily from the receipt of net proceeds from the Company's initial public offering in March 1998 of approximately $51.9 million, and from net income after tax earned during the three months ended March 31, 1998. This increase was partially offset by capital expenditures incurred by the Company during the period.

     Net capital expenditures by the Company during the three-month period ended March 31, 1998 were $8.6 million as compared to $3.2 million for the eight months ended December 31, 1997. In the 1998 period, the Company acquired land for use as permanent auction sites and incurred related development costs in the United States and Australia.

     The Company is continuing with its plan to add additional permanent auction sites around the world and is presently in various stages of commitments to acquire land for development in the United States, Canada, and Europe.

     Subsequent to the initial public offering, the Company has either completed or is in the latter stages of establishing credit facilities with financial institutions in the United States, Canada, Europe, and Australia. Upon completion, the Company anticipates that it will have access to credit lines for operations exceeding $65.0 million and to credit lines for funding property acquisitions exceeding $30.0 million.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Report on Form 6-K are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties including, in particular, statements relating to the anticipated improvement, acquisition and development of permanent auction sites, and financing available to the Company. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results or financial conditions; potential delays in construction or development of auction sites; actions of competitors; and other risks and uncertainties as detailed in the Company's Rule 424(b) Prospectus dated March 9, 1998. Forward-looking statements should be considered in light of these factors.

                          PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

NUMBER
------                                 DESCRIPTION
*3.1           Articles of Amalgamation, as amended
*3.2           By-laws
*4.1           Form of common share certificate
 4.2           Description of capital shares contained in the Articles of
               Amalgamation (see Exhibit 3.1)
 4.3           Description of rights of securityholders contained in the
               By-laws (see Exhibit 3.2)
*10.1          1997 Stock Option Plan, as amended
*10.2          Form of Indemnity Agreement for directors and officers

---------------

* Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               RITCHIE BROS. AUCTIONEERS INCORPORATED
                                               (Registrant)

Date May 18, 1998                                          By /s/ PETER J. BLAKE
                                               ----------------------------------------------
                                                   Peter J. Blake, Vice President Finance
                                                        and Chief Financial Officer